SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated February 1st, 2005

Benetton Group SpA's preliminary consolidated revenues

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: February 1, 2005

BENETTON GROUP PRELIMINARY CONSOLIDATED REVENUES FOR 2004 OF 1,685 MILLION EURO

Ponzano, February 1st 2005 - Benetton Group reports that preliminary consolidated revenues for 2004 (*), subject to approval by the Board of Directors on March 31, 2005, were 1,685 million euro against 1,859 million euro for 2003 - substantially in line with the figure previously communicated - influenced by the disposal of the sports equipment business in the previous financial year and by the persistent weakness of foreign currencies.

Preliminary consolidated revenues for the casual clothing sector, which represent around 90% of the total, were down by around 4.7% to 1,505 million euro, in the face of persistent caution in demand and the resultant impacts on both autumn reorders and the 2005 spring-summer collections. Volumes in 2004 were substantially unchanged compared with the previous year.

(*) preliminary unaudited data

For further information and contacts:

Media Investor Relations

+39 0422519036 +39 0422519412

www.benettongroup.com/press

www.benettongroup.com/investor